December 3, 2014

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	LifePoint Hospitals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 14, 2014

File No. 000-51251

Dear Mr. Rosenberg:

This letter constitutes the response on behalf of LifePoint Hospitals, Inc. (the “Company”) to the comment of the Staff of the United States Securities and Exchange Commission (the “Commission” or the “Staff”) contained in your letter to the Company dated November 25, 2014 related to the above-referenced filing. We have recited the comment in bold type and have followed the comment with the response of the Company.

Notes to Consolidated Financial Statements

Note 13. Guarantor and Non-Guarantor Supplementary Information, page F-56

1.	Please provide us disclosure to include in future periodic reports which states whether the guarantor subsidiaries are 100% owned and if the guarantees are full and unconditional. If not, please tell us how you qualify to present condensed consolidated information in place of full financial statements for each guarantor. Refer to Rule 3-10(a) of Regulation S-X.

330 Seven Springs Way, Brentwood Tennessee 37027

Phone 615.920.7000

LifePointHospitals.com

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

December 3, 2014

In response to the Staff’s comment, the Company proposes to include disclosure to the following effect in the notes to the Company’s financial statements included in its future annual reports on Form 10-K and quarterly reports on Form 10-Q, as necessary, filed with the Commission:

The 6.625% Senior Notes and the 5.5% Senior Notes are jointly and severally guaranteed on an unsecured senior basis by substantially all of the Company’s existing subsidiaries that guarantee the Senior Credit Agreement. The guarantors are 100% owned by the Company. Additionally, the guarantees are full and unconditional and are subject to customary release provisions as set forth in the agreements for the 6.625% Senior Notes and the 5.5% Senior Notes.

The condensed consolidating financial information for the parent issuer, 100% owned guarantor subsidiaries, non-guarantor subsidiaries, certain eliminations and the Company is presented below for the respective periods.

Additionally, the Company hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or the Staff have any questions or comments regarding the Company’s response, please do not hesitate to contact me at (615) 920-7257.

Respectfully submitted,

/s/ Michael S. Coggin

Michael S. Coggin
Senior Vice President and
Chief Accounting Officer

330 Seven Springs Way, Brentwood Tennessee 37027

Phone 615.920.7000

LifePointHospitals.com